SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                         The Hallwood Group Incorporated
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                                (Name of Issurer)


                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                             Dallas, Texs 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 6, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:


          Alpha Trust
          ----------------------------------------------------------------------

     2    Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [  ]         (b)[  ]

     3    SEC Use Only
                      ----------------------------------------------------------

     4    Source of Funds (See instructions)    OO
                                             ---------

     5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6    Citizenship or Place of Organization
                                     Island of Jersey, Channel Islands
                                     -------------------------------------------


                                          7. Sole Voting Power            0
                                                                     ----------
         Number  of Units  Beneficially   8. Shared Voting Power        726,687
         Owned   by   Each    Reporting                              ----------
         Person With:                     9. Sole Dispositive Power       0
                                                                     ----------
                                         10. Shared Dispositive Power   726,687
                                                                     -----------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     726,687
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                      51%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       OO
          ----------------------------------------------------------------------


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


CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
                   Anthony J. Gumbiner
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)               (b)

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)  OO
                                            ---------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization     United Kingdom
                                              ----------------------------------



                                          7. Sole Voting Power            0
                                                                     ----------
         Number  of Units  Beneficially   8. Shared Voting Power        726,687
         Owned   by   Each    Reporting                              ----------
         Person With:                     9. Sole Dispositive Power       0
                                                                     ----------
                                         10. Shared Dispositive Power   726,687
                                                                     ----------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     726,687
          ----------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

    13.   Percent of Class Represented by Amount in Row 11.
                                   51%
          ----------------------------------------------------------------------

    14.  Type of Reporting Person (See Instructions):
                                  OO
         -----------------------------------------------------------------------

                                  Schedule 13D

         This Amendment No. 5 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes.

Item 2.  Identity and Background.

         (a)      Name:

                  The person on whose behalf this statement is filed is the Trust, a trust formed under the laws of the Island of Jersey, Channel Islands. The trustees of the Trust are Mrs. Mylene Gumbiner, Mr. Mark Seiff and Mr. Peter Walford. Anthony J. Gumbiner, his wife Mylene Gumbiner, their descendants, and Trafalgar foundation, an independent charity, are discretionary beneficiaries of the Trust. The Trust owns the securities that are the subject of this Schedule 13D through Hallwood Investments Limited ("HIL"), a corporation organized under the laws of the British Virgin Islands and wholly-owned by the Trust. Mr. Gumbiner and his wife are the officers and directors of HIL. Mr. Gumbiner is also Chairman and director of The Hallwood Group Incorporated (the "Company").

         (b) The address of the principal office of each of Mr. Gumbiner and his wife and of HIL is Le Roccabella, 24 Princess Grace Avenue, Monte Carlo, 98000, Monaco. Mr. Sieff's principal business address is George V, Suite 2A, Ave de Grand Bretagne, Monte Carlo, 98000, Monaco. Mr. Walford's principal business address is 24 Boulevard Princess Charlotte, Monte Carlo, 98000, Monaco.

         (c) The principal business of each of the Trust and HIL is investments. Mrs. Gumbiner is a director and the company secretary of HIL. Mr. Sieff is a Managing Director of DFM Management. Mr. Walford is a partner in the Monaco office of the English law firm Evershed's of Est-Ouest.

         (d) None of the parties identified in (a), above have been convicted of in a criminal proceeding in the past five years.

         (e) None of the parties identified in (a), above have been a party to a civil proceeding resulting in a judgment, during a final order informing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f) The Trust is organized under the laws of the Island of Jersey, Channel Islands. HIL is organized under the laws of the

                  British Virgin Islands. Messrs. Gumbiner, Sieff and Walford are citizens of the United Kingdom. Mrs. Gumbiner is a citizen of France. Item 3. Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  Not applicable.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this filing, HIL owns 726,687 shares of common stock (the "Common Stock") of the Company (the "Shares"). On December 5, 2001 HIL sold 63,400 shares of Common Stock, to the Company. On December 6, 2001 the Company, repaid certain notes issued to HIL in the amounts of $1,500,000 and $1,000,000, respectively (together, the "Notes"), plus accrued interest. The Notes were convertible (both principal and accrued interest) into Common Stock twelve
                  (12) months after the date of issuance at $10.13 per share, in the case of the March Note, and $6.47 per share, in the case of the September Note.

         (b) The Shares are owned by HIL. Mr. Anthony Gumbiner and his family are discretionary beneficiaries of the Trust. Because Mr. Gumbiner is the principal director and officer of HIL, Mr. Gumbiner and the Trust may be deemed to share voting and dispositive power over the Shares.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None, except as described in Item 5, above.

Item 7.  Materials Filed as Exhibits.

                  None.


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


                                    SIGNATURE



         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: January 10, 2002




                                       By: /s/ Mylene Gumbiner
                                          --------------------------------------
                                       Name:  Mylene Gumbiner
                                            ------------------------------------
                                       Title: Trustee
                                             -----------------------------------


                                        /s/ Anthony J. Gumbiner
                                       -----------------------------------------
                                               Anthony J. Gumbiner









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